UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                     TRANSMERIDIAN EXPLORATION INCORPORATED
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    89376N108
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                                 (CUSIP Number)

                                  May 18, 2007
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |X| Rule 13d-1 (b)

         |_| Rule 13d-1 (c)

         |_| Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 89376N108

(1) Names and I.R.S. Identification Nos. (entities only) of reporting persons. Fursa Alternative Strategies LLC
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(2)  Check the appropriate box if a member of a group (see instructions)
         (a)|_|
         (b)|_|
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(3)  SEC use only.
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(4)  Citizenship or place of organization.
          Delaware
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Number of shares beneficially owned by each reporting person with:

         (5)  Sole voting power:
                5,634,452 (1)

         (6)  Shared voting power:
                0

         (7)  Sole dispositive power:
                5,634,452 (1)

         (8)  Shared dispositive power:
                0
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(9)  Aggregate amount beneficially owned by each reporting person.
         5,634,452 (1)
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares |_|
          (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.
          5.4% (2)
--------------------------------------------------------------------------------
(12) Type of Reporting Person (see instructions).
          IA
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(1) Consists of only Common Stock.
(2) Based on 103,490,866 shares of Common Stock outstanding as of May 7, 2007, as reported on Form 10-Q filed by the Issuer on May 10, 2007.



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



Item 1(a). Name of Issuer:

          Transmeridian Exploration Incorporated ("Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

          397 N. Sam Houston Pkwy E
          Suite 300
          Houston, TX   77060

Item 2(a). Name of Persons Filing:

          Fursa Alternative Strategies LLC

Item 2(b). Address or Principal Business Office or, If None, Residence:

          444 Merrick Road
          1st Floor
          Lynbrook, NY   11563

Item 2(c). Citizenship:

          Delaware Limited Liability Company

Item 2(d). Title of Class of Securities:

          Common Stock, par value $0.0006 per share

Item 2(e). CUSIP No.:

          89376N108

Item 3. If this statement is filed pursuant to ss.ss.13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

          (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b)  |_| Bank as  defined  in  section  3(a)(6)  of the Act (15 U.S.C.
               78c).

          (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d)  |_|  Investment   company  registered  under  section  8  of  the
               Investment Company Act of 1940 (15 U.S.C 80a-8).

          (e)  |X|    An    investment     adviser    in     accordance     with
               ss.240.13d-1(b)(1)(ii)(E);


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

          (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

          (g) |_| A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

          (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

          (a)  Amount beneficially owned: 5,634,452 (1)

          (b)  Percent of class: 5.4% (2)

          (c)  Number of shares as to which such person has:

               (i)   Sole power to direct the vote: 5,634,452 (3)
               (ii)  Shared power to direct the vote: 0
               (iii) Sole power to dispose or direct the disposition of:
                     5,634,452 (3)
               (iv)  Shared power to dispose or direct the disposition of: 0

(1) Consists of only Common Stock.
(2) Based on 103,490,866 shares of Common Stock outstanding as of May 7, 2007, as reported on Form 10-Q filed by the Issuer on May 10, 2007.
(3) The Reporting Person beneficially owns the Issuer's securities on behalf of affiliated investment funds and separately managed accounts over which it exercises discretionary authority.

Item 5. Ownership of 5 Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |_|

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

         The Reporting Person beneficially owns the Issuer's securities on behalf of affiliated investment funds and separately managed accounts over which it exercises discretionary authority.


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


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable.

Item 8. Identification and Classification of Members of the Group.

         Not applicable.

Item 9. Notice of Dissolution of Group.

         Not applicable.


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





Item 10. Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Fursa Alternative Strategies LLC

Date: May 22, 2007           By:       /s/ Patrick Brennan
                                       -----------------------------------
                                       Patrick Brennan
                                       Chief Administrative Officer




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